ISSUER FREE WRITING PROSPECTUS

(SUPPLEMENTING PRELIMINARY PROSPECTUS ISSUED SEPTEMBER 25, 2006)

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-133526

EHEALTH, INC.

Common stock offered by eHealth	5,000,000 shares

Over-allotment option	750,000 shares

Price to public	$14.00 per share

Underwriting discount	$0.9996 per share

Net proceeds to eHealth	Approximately $61.0 million after deducting the underwriting discounts and commissions and estimated offering expenses.

Nasdaq Global Market Symbol	“EHTH”

Trade Date	October 12, 2006

Settlement Date	October 18, 2006

CUSIP Number	28238P 10 9

Underwriters

Morgan Stanley & Co. Incorporated (Joint book-running manager)

Merrill Lynch, Pierce, Fenner & Smith Incorporated (Joint book-running manager)

Thomas Weisel Partners LLC (Co-manager)

JMP Securities LLC (Co-manager)

On October 6, 2006, the issuer, eHealth, Inc., filed Amendment No. 5 to its Registration Statement on Form S-1 (“Amendment No. 5”) to update certain disclosures that had been provided in its preliminary prospectus dated September 25, 2006. The following is disclosure in the prospectus included in Amendment No. 5 to the Registration Statement that either did not appear or updates the disclosure in the preliminary prospectus. In particular, eHealth revised disclosure in its Risk Factor on page 17 of Amendment No. 5 titled “Any legal liability, regulatory penalties, or negative publicity for the information on our website or that we distribute will likely harm our business and operating results,” on pages 68-69 of Amendment No. 5 in Business – Legal Proceedings and on pages F-36–F-37 of Amendment No. 5 in Note 13 to its Consolidated Financial Statements. References below to “we,” “us,” “our” and “our company” are used in the manner described in the preliminary prospectus.

Risks Related to Our Business

Any legal liability, regulatory penalties, or negative publicity for the information on our website or that we distribute will likely harm our business and operating results

Our members rely upon information we provide on our website, through our customer care center or otherwise regarding the health insurance plans offered on our website, including information relating to insurance premiums, coverage, benefits, exclusions, limitations, availability, plan comparisons and insurance company ratings. A significant amount of both automated and manual effort is required to maintain the considerable amount of insurance plan information on our website. Separately, from time to time, we use the information provided on our website and otherwise collected by us to publish reports designed to educate consumers, facilitate public debate, and effectuate reform at the state and federal level relating to the accessibility and affordability of health insurance. If the information we provide on our website, through our customer care center or otherwise is not accurate or is construed as misleading, members, health insurance carriers and others could attempt to hold us liable for damages, and state regulators could attempt to subject us to penalties, revoke our license to transact health insurance business in a particular jurisdiction, and/or compromise the status of our licenses to transact health insurance business in other jurisdictions. In the ordinary course of operating our business, we have received complaints that the information we provided was not accurate or was misleading. Although in the past we have resolved these complaints without significant financial cost, we cannot guarantee that we will be able to do so in the future. In addition, these types of claims could be time-consuming and expensive to defend, could divert our management’s attention and other resources, and could cause a loss of confidence in our service. As a result, whether or not we are able to successfully resolve these claims, they could harm our business, operating results and financial condition.

On September 20, 2006, we received an order from the Office of the Insurance Commissioner of the State of Washington in connection with our publication of a report in July 2006 entitled “The Most Affordable Cities for Children’s and Family Health Insurance.” The Office of the Insurance Commissioner contends that the report is advertising and that our alleged mischaracterization of the affordability of individual health insurance in Spokane, Washington caused a violation of various Washington laws governing advertising, including prohibitions against false and misleading advertising, in the conduct of insurance business. It also contends that we allegedly published on our website one or more out of date premium rates for insurance in Washington. In general terms, the order requires us to cease and desist from further publication, distribution or republication of the report and from granting permission to republish, or assisting in the republication of, the report. It also requires us to cease publishing insurance rates that are not verified to be correct and current. In addition, the Office of Insurance Commissioner has orally informed us that it currently intends to issue a consent order that may attempt to require us to make certain admissions relating to various facts and pay a fine, and that it may further attempt to require us to develop a plan to comply with the various orders. We are able to challenge the orders of the Office of the Insurance Commissioner described above and are in the process of reviewing and investigating that possibility, as we believe we have meritorious defenses.

We have also received an inquiry relating to the circumstances described above from the Arkansas Insurance Department and may receive similar inquiries from other jurisdictions. If we are found to have violated laws or regulations in the state of Washington or in other states, we could be subject to various fines and penalties, including revocation of our license to sell insurance in those states. For instance, assuming the Office of the Insurance Commissioner attempts to impose a fine based on the violations alleged in the cease and desist order, the relevant law provides that the fine shall be an amount up to one thousand dollars for each offense. If the Arkansas Insurance Department were to attempt to impose a fine on us for violating the statute it refers to in its inquiry letter, the penalty is up to one thousand dollars for each act or violation, not to exceed a penalty of ten thousand dollars in the aggregate, unless the violator knew or reasonably should have known of the violation, in which case the penalty under the statute is up to five thousand dollars for each act or violation, not to exceed a penalty of fifty thousand dollars in the aggregate. If we are subject to fines or penalties or our license to sell insurance is revoked or suspended in any state, our business and financial results would be harmed. We would also be harmed to the extent that publicity concerning these reports and inquiries damages our reputation as a trusted source of objective information relating to health insurance and its affordability. It could also be costly to defend ourselves in these or related proceedings regardless of the outcome.

Business – Legal Proceedings

On September 20, 2006, we received an order from the Office of the Insurance Commissioner of the State of Washington in connection with our publication of a report in July 2006 entitled “The Most Affordable Cities for Children’s and Family Health Insurance.” The Office of the Insurance Commissioner contends that the report is advertising and that our alleged mischaracterization of the affordability of individual health insurance in Spokane, Washington caused a violation of various Washington laws governing advertising, including prohibitions against false and misleading advertising, in the conduct of insurance business. It also contends that we allegedly published on our website one or more out of date premium rates for insurance in Washington. In general terms, the order requires us to cease and desist from further publication, distribution or republication of the report and from granting permission to republish, or assisting in the republication of, the report. It also requires us to cease publishing insurance rates that are not verified to be correct and current. In addition, the Office of Insurance Commissioner has orally informed us that it currently intends to issue a consent order that may attempt to require us to make certain admissions relating to various facts and pay a fine, and that it may further attempt to require us to develop a plan to comply with the various orders. We are able to challenge the orders of the Office of the Insurance Commissioner described above and are in the process of reviewing and investigating that possibility, as we believe we have meritorious defenses.

We have also received an inquiry relating to the circumstances described above from the Arkansas Insurance Department and may receive similar inquiries from other jurisdictions. If we are found to have violated laws or regulations in the state of Washington or in other states, we could be subject to various fines and penalties, including revocation of our license to sell insurance in those states. For instance, assuming the Office of the Insurance Commissioner attempts to impose a fine based on the violations alleged in the cease and desist order, the relevant law provides that the fine shall be an amount up to one thousand dollars for each offense. If the Arkansas Insurance Department were to attempt to impose a fine on us for violating the statute it refers to in its inquiry letter, the penalty is up to one thousand dollars for each act or violation, not to exceed a penalty of ten thousand dollars in the aggregate, unless the violator knew or reasonably should have known of the violation, in which case the penalty under the statute is up to five thousand dollars for each act or violation, not to exceed a penalty of fifty thousand dollars in the aggregate. If we are subject to fines and penalties or our license to sell insurance is revoked or suspended in any state, our business and financial results would be harmed. We would also be harmed to the extent that publicity concerning these reports and inquiries damages our reputation as a trusted source of objective information relating to health insurance and its affordability. It could also be costly to defend ourselves in these or related proceedings regardless of the outcome. We cannot estimate the range of loss or financial impact of these matters, if any, at this time given their early stage.

We have received and may continue to receive inquiries from state regulators relating to other matters from time to time in the ordinary course of our business. We may also become involved in litigation in the future in the ordinary course of our business.

Note 13—Subsequent Events

Regulatory Inquiry—In September 2006, we received an inquiry from the Office of the Insurance Commissioner of the State of Washington which resulted in an order to cease and desist from certain activities. In addition, the Office of Insurance Commissioner has orally informed us that it currently intends to issue a consent order that may attempt to require us to make certain admissions relating to various facts and pay a fine, and that it may further attempt to require us to develop a plan to comply with the various orders. We are able to challenge the orders of the Office of the Insurance Commissioner described above and are in the process of reviewing and investigating that possibility, as we believe we have meritorious defenses. An estimate of the range of loss, or financial impact of any fines relating to this inquiry, if any, cannot be made at this time given its early stage. It is also possible that cash flows and results of operations could be materially affected in any particular period by the legal costs of defending ourselves in this matter.

To review a filed copy of our current registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1333493/000119312506204581/ds1a.htm

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT

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